Exhibit (a)(1)(C)

SUMMARY OF OPTION EXCHANGE PROGRAM

Below is a summary of some aspects of the option exchange program that should help familiarize you with the principal terms.  We believe this program is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate.  If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

•                  You may only exchange outstanding options that were either (i) discount options (see the Offer to Exchange Certain Outstanding Options for New Options (the “Offer to Exchange”) for more details on discount options), or (ii) non-discount options granted prior to October 1, 2006 with an exercise price greater than or equal to $4.01.

•                  The number of new options that you receive if you choose to participate will be determined according to the exercise price of your stock options that will be replaced.  The exchange ratio varies from one (1) to three (3) exchanged option shares for every one (1) new option granted.

•                  Your new options will vest annually over three (3) years, with 1/3 of the shares subject to the option scheduled to vest each year and your continuing to be an employee or other service provider to us through each relevant vesting date.

The stock option exchange program is being made under the terms and subject to the conditions of the Offer to Exchange and the related Election Form and Withdrawal Form.  You should carefully read all of these documents before you decide whether to participate in the Stock Option Exchange Program.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange.  Participation is completely voluntary.  Participating in the offer involves risks that are discussed in the Offer to Exchange.  In addition, there have been recent changes to tax laws and we recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program.  If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it by fax to Richard Edde, at fax number (408) 964-3007 or (408) 964-3096 or hand deliver it to Richard Edde at our main offices at 2700 North First Street, San Jose, California 95134 U.S.A. before 5:00 p.m., Pacific Time, on April 16, 2007, unless the offer is extended.  If Richard Edde has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options.  These forms are included in the Offer to Exchange, and are also available in our SEC filing which can be accessed on the SEC’s web site at http://www.sec.gov or on SanminaNet and through local Human Resources.